                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

     [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 30, 2000

                                       OR

     [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                          Commission File Number 1-8519

                            -------------------------
                              CINCINNATI BELL INC.
                            SAVINGS AND SECURITY PLAN
                            -------------------------

                                 BROADWING INC.
                             201 East Fourth Street
                             Cincinnati, Ohio 45202

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                        INDEX TO FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES

                                                                                                         PAGE
Report of Independent Accountants                                                                          1

Financial Statements:

         Statements of Net Assets Available for Benefits as of December 30, 2000
         and 1999                                                                                          2

         Statement of Changes in Net Assets Available for Benefits for the Year
         Ended December 30, 2000                                                                           3

         Notes to Financial Statements                                                                     4 - 14

Supplemental Schedules*:

         Schedule of Assets Held for Investment Purposes at End of Year                                    15

         Schedule of Reportable Transactions for the Year Ended
         December 30, 2000                                                                                 16

       * Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:

         Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Cincinnati Bell Inc. Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the "Plan") at December 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 15, 2001

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 30, 2000 AND 1999
                             (THOUSANDS OF DOLLARS)

                                                      2000              1999

ASSETS

Investments at fair value                          $161,046          $175,172

Employer contributions receivable                        79                 -

Employee contributions receivable                       231                 -
                                                   --------          --------
Net Assets Available for Benefits                  $161,356          $175,172
                                                   ========          ========

See Notes to Financial Statements.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 30, 2000
                             (THOUSANDS OF DOLLARS)

Net Assets Available for Benefits as of December 30, 1999                                           $175,172

Additions:
Employee contributions                                                                                 4,981
Employer contributions                                                                                 2,153
                                                                                                    --------
       Total contributions                                                                             7,134

Investment income:
       Dividends                                                                                       1,535
       Interest                                                                                          905
                                                                                                    --------
         Total additions                                                                               9,574
                                                                                                    --------
Deductions:
       Benefits paid to participants                                                                  10,468
       Transfers to other Company-sponsored plans and other transfers out, net                         1,549
       Net depreciation of investments                                                                11,358
       Administrative and other expenses paid by the Plan                                                 15
                                                                                                    --------
                  Total deductions                                                                    23,390
                                                                                                    --------
Net decrease in Assets Available for Plan Benefits                                                   (13,816)
                                                                                                    --------
Net Assets Available for Benefits as of December 30, 2000                                           $161,356
                                                                                                    ========

See Notes to Financial Statements.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1)  PLAN DESCRIPTION AND ACCOUNTING POLICIES:

     a. GENERAL: On April 19, 2000, subsequent to completion of the merger between Cincinnati Bell Inc. and IXC Communications, Inc., shareholders of the former Cincinnati Bell Inc. voted to amend the Company's articles of incorporation in order to officially change the Company's name to Broadwing Inc. As such, any references in this Form 11-K to either Cincinnati Bell Inc. or Broadwing Inc. are considered to be references to the "Company".

         The Cincinnati Bell Savings and Security Plan (the "Plan") is, subject to certain exceptions, currently available to hourly employees of the Company and to hourly employees of Cincinnati Bell Telephone Company and Cincinnati Bell Public Communications Inc., subsidiary corporations of the Company. Notwithstanding the foregoing, certain persons who might be considered part of the above classes of employees are not eligible for the Plan (including but not limited to co-op students, interns, job bank employees and contingency employees). Employees who are eligible for the Plan under the Plan's rules are called "eligible employees" in this report.

         In 1999, the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" which, among other things, eliminated, for purposes of reports on Form 11-K previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. Accordingly, the accompanying financial statements do not include details of the Plan's participant-directed investment programs. Also during 1999, the Company changed the Plan's fiscal year (the Plan's "plan year") from a calendar year to a twelve month period that begins each December 31 and ends the following December 30. The effect of these changes were not material to the financial statements of the Plan.

         The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended ("the Code"), and the Employee Retirement Income Security Act of 1974, as amended.

         The Plan is administered by the Company's Employees' Benefit Committee. The Plan's trustee during the plan year that ended December 30, 2000 (the "2000 plan year") and the first two days of the plan year that ends December 30, 2001 (the "2001 plan year") was T. Rowe Price. On January 2, 2001, the Plan's trustee became Fidelity Management Trust Company (together with its affiliates, "Fidelity") and all Plan assets were transferred to the new trustee.

         The financial statements of the Plan are prepared under the accrual basis of accounting.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

         These notes provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control. Eligible employees need to refer to the Plan document and to the Plan's summary plan description for details as to the Plan.

     b. EMPLOYEE CONTRIBUTIONS: The Plan generally, under its current provisions, permits each eligible employee who has been credited with at least one year of eligibility service under the Plan to elect to contribute to the Plan on a weekly basis, in before-tax and/or after-tax dollars, any amount that is an increment of $5 (and not less than $5 and not more than 16% of his or her compensation (as defined in and subject to the rules of the Plan)).

         The amount of a Participant's before-tax contributions to the Plan for any calendar year cannot in any event exceed a legal limit (which limit was $10,500 and $10,000 for 2000 and 1999, respectively). Also, the percentages of compensation saved as before-tax contributions by certain highly compensated eligible employees for any plan year may be further limited under legal rules so that on average they do not exceed by too large a margin (as set by law) the average of the before-tax savings contribution rates of the other eligible employees for such plan year or the immediately preceding plan year.

         The savings contributions made by an eligible employee to the Plan are allocated to an account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her own savings contributions (his or her "Savings Account").

         An eligible employee can specify the manner in which his or her Savings Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change periodically the funds to which future savings contributions are allocated and/or transfer amounts held under his or her Savings Account from one fund to another.

         An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan's earnings that are allocated to his or her Savings Account until and to the extent he or she receives such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an individual retirement account or annuity (an "IRA") or another employer plan that accepts the rollover).

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS


     c. EMPLOYER CONTRIBUTIONS: For employers whose employees participate in the Plan (the "Employers"), matching contributions are made to the Plan for any eligible employee who has been credited with at least one year of eligibility service under the Plan in an amount equal to 66 2/3% of the employee's basic savings contributions made for any pay day that occurs on or after January 1, 2000 (and after the employee has completed a year of eligibility service). For any pay day occurring in the last two calendar years ending prior to January 1, 2000, however, the matching contributions made for an eligible employee who had completed a year of eligibility service under the Plan was 60% of his or her basic savings contributions made for such pay day.

         An eligible employee's basic savings contributions are, for this purpose, generally equal to the portion of the employee's before-tax and after-tax savings contributions made for any week that is not in excess of a certain amount that is set out in the Plan and based on the level of the employee's base pay for the applicable week (for example, for a full-time eligible employee and beginning as of January 1, 2000, such amount is $55 when the employee's weekly base pay is $1,000 or more, $50 when the employee's weekly base pay is at least $900 but less than $1,000, $45 when the employee's weekly base pay is at least $800 but less than $900 and so forth). Such matching contributions are generally made on a bi-weekly basis under the current policies of the Employers, and must be made at a minimum on a monthly basis and could be prefunded. However, certain legal limits on the maximum amount of contributions that can be made by and for an eligible employee with respect to any plan year may apply.

         The Employer's matching contributions made to the Plan for an eligible employee are allocated to the account of the employee under the Plan. In general, an eligible employee is vested in the part of his or her Plan account that is attributable to the matching contributions made on his or her behalf (his or her "Matching Account") only if he or she is credited with at least five years of vesting service under the Plan. However, an eligible employee may become vested in his or her Matching Account in certain other situations, including if he or she continues to be employed by the Employers after attaining age 65, if he or she terminates employment with the Employers by reason of his or her total disability or death, if he or she began work for the Employers before 1994, or in certain other situations.

         An eligible employee's Matching Account shall generally be invested solely in the Plan's Broadwing Inc. Shares Fund. However, to the extent an eligible employee's Matching Account was allocated with shares of Convergys Corporation ("Convergys") that were

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

         received by the Plan by reason of the Company's 1998 distribution of common shares of Convergys, such shares are generally held under the Plan in a Convergys Corporation Stock Fund (although the employee may redirect his or her interest in such fund to other funds held under the Plan).

         Also, under the current rules of the Plan, an eligible employee who has met certain age and/or service requirements specified by the Company's Employees' Benefit Committee may be allowed to transfer the amounts allocated to his or her Matching Account to other investment funds available under the Plan over a five-year period and, after passage of such five-year period, be able to direct the investment of future matching contributions made to the Plan on his or her behalf in the same manner as his or her own savings contributions to the Plan are invested.

         An eligible employee is generally not subject to federal income tax on the amount of the matching contributions made to the Plan on his or her behalf or on the Plan's earnings that are allocated to his or her Matching Account until and to the extent he or she receives or is entitled to receive such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover).

     d. ROLLOVERS: An eligible employee may, under the current provisions of the Plan, cause a rollover to be made to the Plan from another employer's tax-qualified savings, profit sharing or other employer plan of a distribution the employee is entitled to receive from such other plan, if the distribution meets certain conditions set forth in the Plan and the Code.

         Any such rollover contributions made to the Plan by or for an eligible employee are allocated to the account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions (his or her "Rollover Account").

         An eligible employee can specify the manner in which his or her Rollover Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to transfer amounts held under his or her Rollover Account from one fund to another.

         An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan's earnings that are allocated to his or her Rollover Account until and to the extent he or she receives such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover).

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

    e. DISTRIBUTIONS TO PARTICIPANTS: An eligible employee may receive all or a portion of his or her account under the Plan while he or she is employed by the Employers only in certain circumstances.

         In general, an eligible employee can withdraw for any reason (1) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions as to which no matching contributions were made by the Employers, (2) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made before the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers, (3) the entire portion of his or her Rollover Account, (4) the portion of his or her Matching Account attributable to matching contributions made before the plan year of the withdrawal and the two immediately proceeding plan years (provided the employee is vested in his or her Matching Account) and (5) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made for the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers (except that, if he or she withdraws any amount described in clause (5), he or she will be suspended from making savings contributions to the Plan for six months and, unless the employee has attained age 65 or has been credited with at least five years of vesting service under the Plan or began work for the Employers before 1994, he or she will generally forfeit his or her Matching Account).

         Further, an eligible employee can withdraw amounts from the portion of his or her Savings Account that is attributable to his or her before-tax savings contributions (not including earnings on such contributions that have been allocated to such account after December 31, 1998) if the withdrawal is required by reason of the employee's hardship situation (and such hardship withdrawal meets the rules set forth in the Plan that concern hardship withdrawals).

         Other than for the above-described in-employment withdrawals, the distribution of an eligible employee's account under the Plan will generally occur only after the employee has terminated his or her employment with the Employers for any reason, including a retirement, discharge, quit, disability or death. Only the portion of the employee's account under the Plan in which he or she is vested may be distributed; the non-vested portion of such account is forfeited in accordance with rules set forth in the Plan.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

     f. EMPLOYEE LOANS: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan. Such loans are subject to several conditions, certain of which are described below.

         An eligible employee cannot have more than two outstanding loans from the Plan at any time, and the employee may not be allowed to originate more than two loans from the Plan during a single plan year.

         The minimum amount of any loan to an eligible employee from the Plan is $1,000, while the maximum amount of such a loan cannot exceed the lesser of (1) 50% of the vested balance of the employee's account under the Plan (exclusive of the amounts attributable to the employee's savings contributions which were matched to some extent for the plan year of the loan and the two immediately preceding plan years, the matching contributions of the Employers made for his or her behalf with respect to the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the employee's before-tax savings contributions to the Plan, all of which amounts are not available for a loan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Employers during the one year period ending on the day before the new loan is made).

         The Company's Employees' Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee, which must be a reasonable rate of interest. In general, a loan rate is currently determined by adding 1% to a prime lending rate in effect as of the first day of the calendar quarter in which the loan is made. During the plan year ending December 30, 2000 and the immediately preceding plan year, interest rates on loans made under the Plan varied between 8.75% and 10.0% per annum.

         In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by the portion of the employee's account under the Plan that is loaned to the employee. The minimum term of any loan from the Plan to an eligible employee is 6 months, and the maximum term of a Plan loan is 59 months.

    g. TEMPORARY CASH INVESTMENTS: Temporary cash investments include all cash balances and highly liquid investments with maturities of three months or less at the time of purchase. Temporary cash investments may be held in any investment funds used by the Plan in order to meet the cash needs of the Plan.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

     h. INVESTMENTS: There are currently nine investment funds available for the investment of future contributions made by or for eligible employees under the Plan: the Broadwing Stable Value Fund, the Spectrum Income Fund, the Balanced Fund, the Equity Income Fund, the Equity Index Fund, the Capital Appreciation Fund, the International Stock Fund, the New America Growth Fund and the Broadwing Inc. Shares Fund. During the 2000 plan year, all of the above funds were administered, trusteed and/or advised by T. Rowe Price or a related company.

         In addition, during the 1999 and 2000 plan years, the Plan held a Convergys Corporation Stock Fund, which reflects common shares of Convergys Corporation ("Convergys") that were received by the Plan by reason of the Company's distribution of Convergys shares as of December 31, 1998. Eligible employees who have interests in the Convergys Corporation Stock Fund may transfer the balances they have in such fund to other funds available under the Plan but cannot direct future contributions made by or for their behalf to the Convergys Corporation Stock Fund.

         Each fund held under the Plan (except for the Broadwing Stable Value Fund and the Broadwing Inc. Shares Fund) has always been, and is currently, quoted in shares. Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

         The Broadwing Stable Value Fund has always been quoted in units. These units represented a proportional interest in the investment fund that was held by the Plan and the Broadwing Inc. Retirement Savings Plan (the "Retirement Savings Plan"). The Broadwing Stable Value Fund initially had a unit value of 1.0000 established on July 1, 1992 and maintained a unit value of 1.0000 at all times. Any income, gains, losses, contributions or withdrawals under the fund resulted in more or less units being credited to the fund.

         Prior to May 1, 2000, the Broadwing Inc. Shares Fund was quoted in units, which represented a proportional interest in the fund that was held by the Plan and the Broadwing Inc. Retirement Savings Plan. The Broadwing Inc. Shares Fund initially had a value of 1.0000 established on July 1, 1992, and its unit value fluctuated with the performance of the underlying investments of such fund, which has consisted primarily of Broadwing common shares and a small amount of temporary cash investments. Effective May 1, 2000, the Broadwing Inc. Shares Fund was changed so that it is quoted in shares (and not units).

         At December 30, 1999, investments of the Broadwing Stable Value Fund consisted in part of investment contracts that were reported at estimated fair value, which

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

         approximated contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts were nontransferable but provided for benefit-responsive withdrawals by Plan participants at contract value. Benefit-responsive withdrawals were provided for on a proportional basis by the issuers of the investment contracts. The Plan trustee's valuation committee determined fair value for these investments after considering such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with contract terms. Transactions for the Fund are accounted for on the trade date. Interest income was accrued as earned. Realized and unrealized gains and losses from security transactions were recorded on an identified cost basis. At December 30, 2000, funds invested in the Broadwing Stable Value Fund were invested solely in the T. Rowe Price Stable Value Common Trust Fund.

         The values of the Plan's investments on December 30, 2000 and 1999 were determined as follows: the 2000 and 1999 share values of the Broadwing shares in the Broadwing Inc. Shares Fund and Convergys shares in the Convergys Corporation Stock Fund, on the basis of the last published sales prices on December 30, 2000 and 1999 on the New York Stock Exchange; shares in the Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund, and any mutual fund held under the Broadwing Stable Value Fund, on the basis of the last published net asset value on December 30, 2000 and 1999; contracts with insurance companies in the Broadwing Stable Value Fund, at principal plus accrued earnings on December 30, 2000 and 1999 and loans to participants made by the Plan, at the principal amount owed by the participants on December 30, 2000 and 1999.

         As presented in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the value of Plan investments consists of realized gains or losses, and the unrealized depreciation of those same investments.

     i. ADMINISTRATIVE EXPENSES: The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid from Plan assets. These expenses are generally allocated and charged to each eligible employee's account based on the proportion that such employee's account balance under the Plan bears to all account balances under the Plan.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

     j. FORFEITURES: Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Employers to the Plan. During 2000, employer contributions were reduced by $180,000 from forfeited nonvested amounts.

     k. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) AMENDMENT OR TERMINATION OF THE PLAN: While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants' accounts would become 100% vested.

(3) INVESTMENTS: The interest of an eligible employee in each type of investment of the Plan on December 30, 2000 and 1999 is represented by units or shares. The following investments represent five percent or more of the Plan's net assets (dollars in thousands):

                                                                         DECEMBER 30,
                                                                ----------------------------
                                                                   2000              1999
                                                                ---------        -----------
Broadwing Stable Value Fund, 10,277,170 and
             9,801,989 units, respectively                       $ 10,277          $  9,802
    Broadwing Inc. Shares Fund*, 2,606,830 shares and
             18,855,414 units, respectively                        60,883            91,816
 Convergys Corporation Stock Fund, 1,527,679 and
             1,687,165 shares, respectively                        69,500            53,146

     * The Broadwing Inc. Shares Fund consists of $40,830 and $68,640 in nonparticipant- directed investments at December 30, 2000 and 1999, respectively. Remaining amounts are participant-directed.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

     During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $11,358 as follows (dollars in thousands):

         Mutual funds                                          $  (1,847)
         Common Shares of the Company                            (32,489)
         Common Shares of Convergys Corporation                   22,978
                                                               ----------
                           Total                               $ (11,358)
                                                               ==========

(4) NONPARTICIPANT-DIRECTED INVESTMENTS: Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows (dollars in thousands):

                                               December 30,        December 30,
DESCRIPTION                                        2000                1999
                                               -----------         -----------
Net Assets:
  Company common shares                            $40,702             $65,915
  Cash                                                 128               2,711
  Interest receivable                                    -                  14
                                               -----------         -----------
     Total                                         $40,830             $68,640
                                               ===========         ===========

                                                                 Year Ended
                                                             December 30, 2000
                                                             -----------------
Changes in Net Assets:
  Employee contributions                                         $    2,211
  Employer contributions                                              2,074
  Interest income                                                        49
  Net depreciation on Company common shares                         (28,938)
  Transfers from other Company plans                                 18,344
  Benefits paid to participants                                      (2,734)
  Transfers to participant-directed investments                     (18,816)
                                                             -----------------
     Total                                                        $ (27,810)
                                                             =================

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

(5) TAX STATUS: The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from Federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws, and the Company currently intends to request a further determination from the Internal Revenue Service that addresses the effect of such laws.

(6) PLAN AMENDMENTS: Plan amendments that were adopted, approved or became effective subsequent to December 30, 1999:

     o Allow for any amount of an eligible employee's wages reduced on or after January 1, 2000 to pay for qualified parking fringe benefits generally to be considered as part of the employee's compensation for purposes of the Plan.

     o Modify, effective as of January 1, 2000, the amounts that can be saved under the Plan by eligible employees as basic savings contributions (that are generally matched to an extent by contributions of the Employers) so that such amounts are in accordance with a 1999 collective bargaining agreement between one of the Employers and the Communications Workers of America.

     o Modify, effective as of January 1, 2000, the amount of matching contributions to be made by the Employers so that such amounts are in accordance with a 1999 collective bargaining agreement between one of the Employers and the Communications Workers of America.

(7) SUBSEQUENT EVENTS: Effective as of January 2, 2001, all Plan assets and Plan obligations were transferred to the Plan's new trustee, Fidelity. Assets of individual funds administered, trusteed, and/or advised by T. Rowe Price were transferred into fund options administered, trusteed, and/or advised by Fidelity with similar investment strategies. The following matrix identifies the T. Rowe Price administered, trusteed, and/or advised fund option and the corresponding Fidelity administered, trusteed, and/or advised fund option:

-------------------------------------------------------------------------------
  T. Rowe Price Fund Option         Corresponding Fidelity Fund Option
-------------------------------------------------------------------------------
Stable Value Fund               Fidelity Managed Income Portfolio II
-------------------------------------------------------------------------------
Spectrum Income Fund            Fidelity U.S. Bond Index Fund
-------------------------------------------------------------------------------
Balanced Fund                   Fidelity Freedom 2020 Fund
-------------------------------------------------------------------------------
Equity Income Fund              American Funds Fundamental Investors
-------------------------------------------------------------------------------
Equity Index 500 Fund           Fidelity U.S. Equity Index Commingled Pool Fund
-------------------------------------------------------------------------------
Capital Appreciation Fund       Strong Opportunity Fund
-------------------------------------------------------------------------------
International Stock Fund        American Funds Europacific Growth Fund
-------------------------------------------------------------------------------
New America Growth Fund         Fidelity Mid Cap Growth Fund
-------------------------------------------------------------------------------
Broadwing Inc. Shares Fund      Broadwing Inc. Shares Fund
-------------------------------------------------------------------------------
Convergys Corp. Stock Fund      Convergys Corp. Stock Fund
-------------------------------------------------------------------------------

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             AS OF DECEMBER 30, 2000
                             (dollars in thousands)

                                                                         Number of
                                                                         Shares of
  Name of Issuer and Title of Issue                                        Units                 Value
  ---------------------------------                                      ---------             ---------
    BROADWING INC. SHARES FUND:*
             Participant-directed temporary cash investments                                   $     33
             Participant-directed Broadwing Inc. shares #            859,475 shares              20,020
             Nonparticipant-directed temporary cash investments                                     128
             Nonparticipant-directed Broadwing Inc. shares #       1,747,355 shares              40,702
                                                                                               ---------
                        TOTAL BROADWING INC. SHARES FUND                                         60,883

    CONVERGYS CORPORATION STOCK FUND

             Temporary cash investments                                                             119
             Convergys shares                                      1,527,679 shares              69,381
                                                                                               ---------
                        TOTAL CONVERGYS CORPORATION STOCK FUND                                   69,500

    T. ROWE PRICE SPECTRUM INCOME FUND                                94,717 shares               1,020

    T. ROWE PRICE BALANCED FUND                                       79,828 shares               1,530

    T. ROWE PRICE EQUITY INCOME FUND                                 167,518 shares               4,134

    T. ROWE PRICE EQUITY INDEX FUND                                  114,819 shares               4,076

    T. ROWE PRICE CAPITAL APPRECIATION FUND                          103,115 shares               1,438

    T. ROWE PRICE INTERNATIONAL STOCK FUND                           126,869 shares               1,842

    T. ROWE PRICE NEW AMERICA GROWTH FUND                             96,554 shares               3,454

    BROADWING STABLE VALUE FUND:

      T. Rowe Price Stable Value Common Trust Fund                 10,277,170 units              10,277

    LOAN FUND:
         Loans to Participants                                                                    2,892
                                                                                               ---------

                      GRAND TOTAL                                                               $161,046
                                                                                               =========

    #   Party-in-interest to the Plan
    * The cost basis associated with nonparticipant-directed accounts within the Broadwing Inc. Shares Fund was $18,736 at December 30, 2000.

                CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 30, 2000

                                                                                                       Current
                                                                                                      Value on
        Identity of                                 Purchase       Selling           Cost of           Date of           Net Gain
      Party Involved        Description of Asset      Price          Price             Asset         Transactions         or (Loss)
--------------------------  --------------------  -------------  -------------    -------------    --------------      ------------

Broadwing Inc. Shares Fund    Company Stock        $ 22,078,574   $          -     $ 22,078,574      $ 22,078,574      $          -

Broadwing Inc. Shares Fund    Company Stock        $ 38,012,533   $ 61,884,074     $ 38,012,533      $ 61,884,074      $ 23,871,541

* The above totals reflect the net activity of 228 purchase and sale transactions during the plan year.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                           CINCINNATI BELL INC. SAVINGS AND
                                                    SECURITY PLAN


                                           By  /s/ Virginia Neill
                                                   Virginia Neill
                                                   Secretary
                                                   Employees' Benefit Committee

June 15, 2001